Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						March 31,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$52,875
Adjust for distributed income of equity	(837)	(3,116)	(1,620)	(2,544)	(20,536)	(22,815)
investees	435	186	296	-	-	-
Equity in loss of equity method	(37)	(1,468)	(612)	(211)	(435)	(398)
investments
Minority interest in losses of majority
owned subsidiaries
Fixed charges, as below	72,243	73,261	85,034	62,658	68,134	66,432
Total earnings, as defined	$208,825	$279,564	$272,958	$70,428	$72,622	$96,094

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$62,286
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	2,627
Rental interest factor	955	1,036	1,587	1,770	1,406	1,519
Total fixed charges, as defined	$72,243	$73,261	$85,034	$62,658	$68,134	$66,432

Ratio of earnings to fixed charges	2.89x	3.82x	3.21x	1.12x	1.07x	1.45x